UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

2026 Value-up Plan of Shinhan Financial Group Co., Ltd

1.
On July 26, 2024, Shinhan Financial Group(hereafter ‘we’) announced a value-up plan and set 2027 as the target year for achieving the following key targets:
① 10% of ROE
② 50% of shareholder return ratio
③ Reduction of the total issued shares by 50 million shares
2.
According to the assessment results of the implementation of the value-up plan in 2025, we maintained a stable CET1 ratio exceeding 13%. Our ROE improved by 67 basis points year-on-year, reaching 9.11%, and our shareholder return ratio exceeded the targeted 50%, reaching 50.2%. We also reduced the number of our issued and outstanding shares by approximately 25 million by January 2026, demonstrating solid progress in implementing the plan.
3.
We have now set new targets of the value-up plan and advanced its execution methodology, taking into account changes in the overall environment – early achievement of the original targets including the shareholder return ratio, the enactment of legislation on separate taxation of dividend income, and the trend of PBR improvement among domestic banking and financial holding companies. This new value-up plan is named as “Shinhan Value-Up +++ (Triple Plus).” Each year, we will set out our goals for the next three years based on an annual review of the appropriateness of our targets.

- New Targets: While maintaining the existing 2027 targets, we will provide updated guidance for the next three-year period annually. In addition, we will present and communicate principles for the allocation between growth and shareholder returns, as well as a formula for the shareholder return ratio. ① 10% or more of ROE (target range 10–12%);
② 50% or more of the shareholder return ratio (presenting a predictable shareholder return policy based on the above formula); and
③ 13% or more of the CET1 ratio (stable management in line with regulatory and market environment).

4.
To achieve the above goals, we will advance the execution methodology while focusing on the following strategic priorities:
① Improving the achievability of ROE targets by strengthening the ROTCE-ROC value chain, which is our unique methodology; and
② Reviewing the shareholder return mix strategies in consideration of tax reforms and the PBR level.
5.
With the restructuring of the value-up plan, we aim to enhance core profitability at a fast pace based on a stable CET1 ratio, implement more sustainable, and predictable growth and shareholder return policies.
6.
This value-up plan was adopted by resolution of the Board of Directors on April 23, 2026. We will continue to assess the progress of the implementation and communicate any updates or changes to this plan after deliberation and resolution by the Board of Directors.

Please refer to attached PDF file for further details.

The English version of the Plan can also be viewed from the company’s website at www.shinhangroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: April 23, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer